As filed with the Securities and Exchange Commission on December 19, 2003
Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cypress Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-2885898 (I.R.S. Employer Identification Number)

3901 North First Street

San Jose, California 95134-1599
(408) 943-2600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

T.J. Rodgers

President and Chief Executive Officer
Cypress Semiconductor Corporation
3901 North First Street
San Jose, California 95134-1599
(408) 943-2600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

John A. Fore, Esq.

Kathleen D. Rothman, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum
Title of Securities to	to be	Offering Price	Aggregate	Amount of
be Registered	Registered	Per Share(1)	Offering Price	Registration Fee

Common Stock, $0.01 par value being offered by the selling stockholders named herein	1,000,000(2)	$19.68	19,680,000	$1,592.11

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933.
(2)	Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2003

Cypress Semiconductor Corporation

1,000,000 Shares of Common Stock

     This prospectus relates to the offer and sale by certain selling stockholders of up to 1,000,000 shares of our common stock, par value $0.01 per share. The shares of our common stock offered hereby are being issued by us pursuant to a series of transactions among us, SunPower Corporation, a California corporation, and the selling stockholders named in the “Selling Stockholders” section of this prospectus, in which we became obligated to issue approximately 1,000,000 shares of our common stock in exchange for securities of SunPower Corporation held by the selling stockholders.

     This prospectus may be used by the selling stockholders named in the “Selling Stockholders” section of this prospectus to resell our common stock received in connection with the SunPower transactions. We will not receive any proceeds from any sale of shares by these selling stockholders.

      Our common stock is listed on the New York Stock Exchange under the symbol “CY.” On December 18, 2003, the last reported sale price for our common stock as reported by the New York Stock Exchange Composite Tape was $20.80 per share.

      Investing in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2003

SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
EXHIBIT 23.1

      You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

SUMMARY

      Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus and documents incorporated by reference before making an investment decision. Documents incorporated by reference form an integral part of this prospectus. Prospective investors should consider carefully the information set forth in this prospectus under the heading “Risk Factors.” When used in this prospectus, unless the context otherwise requires, the terms “Cypress,” “we,” “us” and “our” refer to Cypress Semiconductor Corporation and its consolidated subsidiaries.

Cypress Semiconductor Corporation

      We design, develop, manufacture and market a broad line of high-performance digital and mixed-signal integrated circuits for networking, telecommunications, computation, consumer, automotive, industrial and a broad range of additional markets. We have four product lines and four subsidiaries organized into two business segments — Memory and Non-Memory. Our product divisions — Memory, Data Communications, Timing Technology and Personal Communications — and our four subsidiaries — Silicon Light Machines, Cypress MicroSystems, Silicon Magnetic Systems and SunPower Corporation — are the core internal reporting entities, with all product divisions, except Memory, and all subsidiaries aggregated into our Non-Memory business. In addition, we report on our product offerings by market segment in order to sharpen our focus on serving end markets. These four market segments are Wide Area Networks and Storage Area Networks, which focus on networking and telecommunications applications; Wireless Infrastructure and Wireless Terminals, which focus on wireless base stations and handsets; Computation and Consumer, which focus on gaming and video and other consumer applications and Cypress subsidiaries, which focus on emerging technologies and related market development.

      In recent years, we have shifted our focus from the design and manufacture of commodity-type products — with a significant exposure to fluctuations in supply and demand, average selling price and gross margin — to the development of higher-margin, proprietary products, which tend to be more resistant to market volatility and trends. We have developed higher-value products in both our Memory and Non-memory businesses.

      In our Memory business, we offer a broad selection of static random access memory, or SRAMs, including high-speed synchronous SRAMs, high-performance micropower SRAMs and fast asynchronous SRAMs. SRAMs are used to store and retrieve data in networking, telecommunications, computation, consumer, automotive, industrial and other electronic systems. The overall SRAM market is characterized by the need for many different densities (number of bits per memory circuit), organizations (number of bits available to the user in a single access of the RAM), performance (number of bits transferred per cycle) and levels of power consumption (low power and ultra-low-power devices are required for portable battery operated equipment).

      Non-memory products target networking, telecommunications, computation, consumer, automotive, industrial and other systems. Our Non-memory portfolio includes physical-layer devices, framers and network search engines for networking linecards and other applications, along with a selection of clocks, Universal Serial Bus controllers, specialty memories, optical products, mixed-signal arrays with embedded microcontroller capabilities, programmable-logic devices and solar cells.

      Cypress was incorporated in California in December 1982. The initial public offering of our common stock occurred in May 1986, at which time our common stock commenced trading on The Nasdaq National Market. In February 1987, we reincorporated in Delaware and on October 17, 1988 listed our common stock on the New York Stock Exchange.

      Our principal executive offices are located at 3901 North First Street, San Jose, California 95134-1599 and the telephone number at that address is 408-943-2600.

The Offering

      On May 24, 2002 we entered into a Preferred Stock Purchase Agreement with SunPower Corporation, which we refer to as SunPower, and certain other investors named therein, pursuant to which the investors and we agreed to acquire Sunpower’s Series One Preferred Stock.

      In connection with the transactions contemplated by the Preferred Stock Purchase Agreement, Cypress entered into a note purchase and line of credit agreement with SunPower and as consideration therefor, Cypress received a warrant to purchase up to 16,000,000 shares of SunPower’s Series Two Preferred Stock. In addition, Cypress entered into a Put/ Call Option Agreement, which generally provides that upon our exercise of the warrant, certain parties named in the Put/ Call Option Agreement have thirty days to exercise their put option to require us to repurchase their shares of SunPower common stock and conversely we have the right during the same thirty-day period to exercise our call option to require those parties to sell their shares of SunPower common stock to us. The parties who receive shares of our common stock under the Put/ Call Option Agreement may be named as selling stockholders in this prospectus.

      We are required under the Put/ Call Option Agreement to settle the sale or purchase of the shares of SunPower common stock with our common stock.

      On October 23, 2003 our board of directors authorized the exercise of the warrant. We currently intend to exercise the warrant prior to January 31, 2004.

      In accordance with the terms of the Put/ Call Option Agreement, we are required to file and have declared effective a registration statement registering the shares of our common stock to be issued to the persons named herein as selling stockholders prior to the issuance of such shares of our common stock. This prospectus therefore relates to the offer and sale by those persons named as selling stockholders herein, of up to an estimated 1,000,000 shares of our common stock to be received by the selling stockholders in connection with the exercise of the put option and call option under the Put/ Call Option Agreement.

      Cypress gained effective control of SunPower during the first quarter of fiscal 2003 and as a result, Cypress has consolidated the results of SunPower since the beginning of fiscal 2003. As of December 11, 2003, Cypress and its chief executive officer own approximately 57% and 6%, respectively, of SunPower on an as-converted basis.

RISK FACTORS

      Before you invest in the common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the common stock. The risks set out below are not the only risks we face.

      If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

      Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words “anticipate,” “believe,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Risks Related to Our Business

We are exposed to the risks associated with the slowdown in the U.S. and worldwide economy.

      Among other factors, concerns about inflation, decreased consumer confidence and spending and reduced corporate profits and capital spending have resulted in a downturn in the U.S. economy generally and in the semiconductor industry in particular. As a result of the downturn, our volumes initially declined and were followed by significant reductions in our average selling prices. We expect continued pressure on average selling prices in the future. As a consequence of the continued economic downturn in fiscal 2002, during the fourth quarter of fiscal 2002 we announced a restructuring plan that resized our manufacturing facilities, and reduced our workforce and combined facilities, referred to as the Fiscal 2002 Restructuring Plan. In the first quarter of fiscal 2003 we took an additional charge for personnel related to the Fiscal 2002 Restructuring Plan. In fiscal 2002, we recorded a charge for the impairment of goodwill and intangibles related to our subsidiary Silicon Light Machines as well as the impairment of certain other investments in development stage companies. If the adverse economic conditions continue or worsen, additional restructuring of operations may be required, and our business, financial condition and results of operations may be seriously harmed.

We face periods of industry-wide semiconductor over-supply that harm our results.

      The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors. These fluctuations have helped produce many occasions when supply and demand for semiconductors have not been in balance. In the past, these industry-wide fluctuations in demand, which have resulted in under-utilization of our manufacturing capacity, have seriously harmed our operating results. In some cases, industry downturns with these characteristics have lasted more than a year. Prior experience has shown that restructuring of the operations, resulting in significant restructuring charges, may become necessary if an industry downturn persists. In response to the current significant downturn, we restructured our manufacturing operations and administrative areas in the fourth quarter of fiscal 2002 to increase cost efficiency while still maintaining an infrastructure that will enable us to grow when sustainable economic recovery begins. When these cycles occur, however, they will likely seriously harm our business, financial condition and results of operations and we may need to take further action to respond to them.

Our future operating results are likely to fluctuate and therefore may fail to meet expectations.

      Our operating results have varied widely in the past and may continue to fluctuate in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fluctuate and fail to meet our expectations or those of others for a variety of reasons, including the following:

•	the intense competitive pricing pressure to which our products are subject, which can lead to rapid and unexpected declines in average selling prices;

•	the complexity of our manufacturing processes and the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur; and

•	the need for constant, rapid, new product introductions which present an ongoing design and manufacturing challenge, which can be significantly impacted by even relatively minor errors, and which may result in products never achieving expected market demand.

      As a result of these or other factors, we could fail to achieve our expectations as to future revenues, gross profit and income from operations. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of your investment in Cypress.

      In addition, because we recognize revenues from sales to certain distributors only when these distributors make a sale to customers, we are highly dependent on the accuracy of their resale estimates. The occurrence of inaccurate estimates also contributes to the difficulty in predicting our quarterly revenue and results of operations and we can fail to meet expectations if we are not accurate in our estimates.

Our financial results could be seriously harmed if the markets in which we sell our products do not grow.

      Our continued success depends in large part on the continued growth of various electronics industries that use our semiconductors, including the following industries:

•	networking equipment;

•	wireless telecommunications equipment;

•	computers and computer-related peripherals; and

•	consumer electronics, automotive electronics and industrial controls.

      Many of our products are incorporated into data communications and telecommunications end products. Any reduction in the growth of, or decline in the demand for, networking applications, mass storage, telecommunications, cellular base stations, cellular handsets and other personal communication devices that incorporate our products could seriously harm our business, financial condition and results of operations. In addition, certain of our products, including Universal Serial Bus microcontrollers and high-frequency clocks, are incorporated into computer and computer-related products, which have historically and may in the future experience significant fluctuations in demand. We may also be seriously harmed by slower growth in the other markets in which we sell our products.

We are affected by a general pattern of product price decline and fluctuations, which can harm our business.

      Even in the absence of an industry downturn, the average selling prices of our products have historically decreased during the products’ lives, and we expect this trend to continue. In order to offset selling price decreases, we attempt to decrease the manufacturing costs of our products, and to introduce new, higher priced products that incorporate advanced features. If these efforts are not successful or do not occur in a timely manner, or if our newly introduced products do not gain market acceptance, our business, financial condition and results of operations could be seriously harmed.

      In addition to following the general pattern of decreasing average selling prices, the selling prices for certain products, particularly commodity products, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. In the event we are unable to decrease per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices continue to decline, our business, financial condition and results of operations will be seriously harmed. Furthermore, we expect our competitors to invest in new manufacturing capacity and achieve significant manufacturing yield improvements in the future. These developments could dramatically increase the worldwide supply of competitive products and result in further downward pressure on prices.

We may be unable to protect our intellectual property rights adequately, and may face significant expenses as a result of ongoing or future litigation.

      Protection of our intellectual property rights is essential to keep others from copying the innovations that are central to our existing and future products. Consequently, we may become involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity or scope of the proprietary rights of others, or to defend against claims of invalidity. This type of litigation can be expensive, regardless of whether we win or lose.

      We are now and may again become involved in litigation relating to alleged infringement by us of others’ patents or other intellectual property rights. This type of litigation is frequently expensive to both the winning party and the losing party and could take up significant amounts of management’s time and attention. In addition, if we lose such a lawsuit, a court could require us to pay substantial damages and/or royalties or prohibit us from using essential technologies. For these and other reasons, this type of litigation could seriously harm our business, financial condition and results of operations. Also, although in certain instances we may seek to obtain a license under a third party’s intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

      For a variety of reasons, we have entered into technology license agreements with third parties that give those parties the right to use patents and other technology developed by us, and that give us the right to use patents and other technology developed by them. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future. It is possible however, that licenses we want will not be available to us on commercially reasonable terms or at all. If we lose existing licenses to key technology, or are unable to enter into new licenses that we deem important, our business, financial condition and results of operations could be seriously harmed.

      It is critical to our success that we be able to prevent competitors from copying our innovations. We therefore intend to continue to seek patent, trade secret and mask work protection for our semiconductor manufacturing technologies. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own.

      We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements, and we may not have adequate remedies for any breach. Also, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

Our financial results could be adversely impacted if we fail to develop, introduce and sell new products or fail to develop and implement new manufacturing technologies.

      Like many semiconductor companies, which frequently operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products, our future success depends on our ability to develop and introduce new products that customers choose to buy. We introduce significant numbers of products each year, which are an important source of revenue for us. If we fail to introduce new product designs in a timely manner or are unable to manufacture products according to the requirements of these designs, or if our customers do not successfully introduce new systems or products incorporating ours, or market demand for our new products does not exist as anticipated, our business, financial condition and results of operations could be seriously harmed.

      For us and many other semiconductor companies, introduction of new products is a major manufacturing challenge. The new products the market requires tend to be increasingly complex, incorporating more functions and operating at faster speeds than prior products. Increasing complexity generally requires smaller features on a chip. This makes manufacturing new generations of products substantially more difficult than prior generations. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing semiconductors. If we are unable to design, develop, manufacture, market and sell new products successfully, our business, financial condition and results of operations would be seriously harmed.

Our ability to meet our cash requirements depends on a number of factors, many of which are beyond our control.

      Our ability to meet our cash requirements (including our debt service obligations) is dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure that our business will generate sufficient cash flows from operations to fund our cash requirements. If we are unable to meet our cash requirements from operations, we would be required to fund these cash requirements by alternative financings. The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes, could make us more vulnerable to industry downturns and competitive pressures, or could limit our flexibility in planning for, or reacting to, changes and opportunities in our industry, which may place us at a competitive disadvantage compared to our competitors. There can be no assurance that we will be able to obtain alternative financing, that any such financing would be on acceptable terms, or that we will be permitted to do so under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures or increased working capital requirements may be adversely affected.

Interruptions in the availability of raw materials can seriously harm our financial performance.

      Our semiconductor manufacturing operations require raw materials that must meet exacting standards. We generally have more than one source available for these materials, but for certain of our products there are only a limited number of suppliers capable of delivering the raw materials that meet our standards. If we need to use other companies as suppliers, they must go through a qualification process, which can be difficult and lengthy. In addition, for certain of our products the raw materials we need for our business could become scarcer as worldwide demand for semiconductors increases. Interruption of our sources of raw materials could seriously harm our business, financial condition and results of operations.

Problems in the performance of other companies we hire to perform certain manufacturing tasks can seriously harm our financial performance.

      A high percentage of our products are assembled, packaged and tested at our manufacturing facility located in the Philippines. We rely on independent subcontractors to assemble, package and test the balance of our products. This reliance involves certain risks, because we have less control over manufacturing quality and delivery schedules, whether these companies have adequate capacity to meet our needs and whether or not they discontinue or phase-out assembly processes we require. We cannot be certain that these subcontractors will continue to assemble, package and test products for us, and it might be difficult for us to find alternatives if they do not do so.

The complex nature of our manufacturing activities makes us highly susceptible to manufacturing problems and these problems can have substantial negative impact on us when they occur.

      Making semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in our manufacturing materials, difficulties in the wafer fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be nonfunctional. We may experience problems in achieving an acceptable success rate in the manufacture of wafers, and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our facilities would seriously harm our business, financial condition and results of operations. We may also experience manufacturing problems in our assembly and test operations and in the introduction of new packaging materials.

We may not be able to use all of our existing or future manufacturing capacity, which can negatively impact our business.

      We have in the past spent, and will continue to spend, significant amounts of money to upgrade and increase our wafer fabrication, assembly and test manufacturing capability and capacity. If we do not need some of this capacity and capability for any of a variety of reasons, including inadequate demand or a significant shift in the mix of product orders that makes our existing capacity and capability inadequate or in excess of our actual needs, our fixed costs per semiconductor produced will increase, which will harm our business, financial condition and results of operations. In addition, if the need for more advanced products requires accelerated conversion to technologies capable of manufacturing semiconductors having smaller features, or requires the use of larger wafers, we are likely to face higher operating expenses and may need to write-off capital equipment made obsolete by the technology conversion, either of which could seriously harm our business, financial condition and results of operations. For example, in response to various downturns and changes in our business, we have not been able to use all of our existing equipment and we have restructured our operations. These restructurings have resulted in material charges, which have negatively affected our business. If the downturn continues, we could incur additional restructuring charges, which could further negatively affect our business.

Our operations and financial results could be severely harmed by certain natural disasters.

      Our headquarters, some manufacturing facilities and some of our major vendors’ facilities are located near major earthquake faults. We have not been able to maintain earthquake insurance coverage at reasonable costs. Instead, we rely on self-insurance and preventative/safety measures. If a major earthquake or other natural disaster occurs, we may need to spend significant amounts to repair or replace our facilities and equipment and we could suffer damages that could seriously harm our business, financial condition and results of operations.

Our business, financial condition and results of operations will be seriously harmed if we fail to compete successfully in our highly competitive industry and markets.

      The semiconductor industry is intensely competitive. This intense competition results in a difficult operating environment for us and most other semiconductor companies that is marked by erosion of average selling prices over the lives of each product, rapid technological change, limited product life cycles and strong domestic and foreign competition in many markets. A primary cause of this highly competitive environment is the strength of our competitors. The industry consists of major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. We face competition from other domestic and foreign high-performance integrated circuit manufacturers, many of which have advanced technological capabilities and have increased their participation in markets that are important to us.

      Our ability to compete successfully in the rapidly evolving high performance portion of the semiconductor technology industry depends on many factors, including:

•	our success in developing new products and manufacturing technologies;

•	the quality and price of our products;

•	the diversity of our product line;

•	the cost effectiveness of our design, development, manufacturing and marketing efforts;

•	our customer service;

•	our customer satisfaction;

•	the pace at which customers incorporate our products into their systems;

•	the number and nature of our competitors and general economic conditions; and

•	our access to and the availability of capital.

      Although we believe we currently compete effectively in the above areas to the extent they are within our control, given the pace of change in the industry, our current abilities are not a guarantee of future success. If we are unable to compete successfully in this environment, our business, financial condition and results of operations will be seriously harmed.

We must build semiconductors based on our forecasts of demand, and if our forecasts are inaccurate, we may have large amounts of unsold products or we may not be able to fill all orders.

      We order materials and build semiconductors based primarily on our internal forecasts, and secondarily on existing orders, which may be cancelled under many circumstances. Consequently, we depend on our forecasts as a principal means to determine inventory levels for our products and the amount of manufacturing capacity that we need. Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be wrong, and we may make too many or too few of certain products or have too much or too little manufacturing capacity. Also, our customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult, particularly when supply is abundant. These factors also make it difficult to forecast quarterly operating results. If we are unable to predict accurately the appropriate amount of product required to meet customer demand, our business, financial condition and results of operations could be seriously harmed, either through missed revenue opportunities because inventory for sale was insufficient or through excessive inventory that would require write-offs.

We must spend heavily on equipment to stay competitive, and will be adversely impacted if we are unable to secure financing for such investments.

      In order to remain competitive, semiconductor manufacturers generally must spend heavily on equipment to maintain or increase technology and design development and manufacturing capacity and capability. We currently plan for approximately $90.0 million in expenditures on equipment in fiscal 2003 and anticipate significant continuing capital expenditures in subsequent years. In the past, we have reinvested a substantial portion of our cash flow from operations in technology, design development and capacity expansion and improvement programs.

      If we are unable to decrease costs for our products at a rate at least as fast as the rate of the decline in selling prices for such products, we may not be able to generate enough cash flow from operations to maintain or increase manufacturing capability and capacity as necessary. In such a situation, we would need to seek financing from external sources to satisfy our needs for manufacturing equipment and, if cash flow from operations declines too much, for operational cash needs as well. Such financing, however, may not be available on terms that are satisfactory to us or at all, in which case our business, financial condition and results of operations would be seriously harmed.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel would harm us.

      To a greater degree than most non-technology companies, we depend on the efforts and abilities of certain key management and technical personnel. Our future success depends, in part, upon our ability to retain such personnel, and to attract and retain other highly qualified personnel, particularly product and process engineers. We compete for these individuals with other companies, academic institutions, government entities and other organizations. Competition for such personnel is intense and we may not be successful in hiring or retaining new or existing qualified personnel.

      We believe that stock option grants are critical to our ability to attract and retain personnel. The New York Stock Exchange has implemented rules effective June 30, 2003 that would require, subject to certain exceptions, stockholder approval for equity compensation plans, including stock option plans. Our ability to hire or retain highly qualified personnel may be seriously impacted due to an inability to grant stock options and other equity-based compensation if we are unable to obtain stockholder approval for such new plans in a timely manner or at all.

      If we lose existing qualified personnel or are unable to hire new qualified personnel as needed, our business, financial condition and results of operations could be seriously harmed.

We face additional problems and uncertainties associated with international operations that could seriously harm us.

      International revenues accounted for 67.5% of our total revenues in the third quarter of fiscal 2003 and 63.3% of our total revenues in the first nine months of fiscal 2003. Long-lived assets are held primarily in the United States with 10.3% held in the Philippines and 0.5% in other foreign countries. Our Philippine assembly and test operations, as well as our international sales offices, face risks frequently associated with foreign operations, including:

•	currency exchange fluctuations;

•	the devaluation of local currencies;

•	political instability;

•	changes in local economic conditions;

•	import and export controls; and

•	changes in tax laws, tariffs and freight rates.

      To the extent any such risks materialize, our business, financial condition and results of operations could be seriously harmed.

We are subject to many different environmental regulations, and compliance with them may be costly.

      We are subject to many different governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Compliance with these regulations can be costly. In addition, over the last several years, the public has paid a great deal of attention to the potentially negative environmental impact of semiconductor manufacturing operations. This attention and other factors may lead to changes in environmental regulations that could force us to purchase additional equipment or comply with other potentially costly requirements. If we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future regulations, we could face substantial liability or suspension of our manufacturing operations, which could seriously harm our business, financial condition and results of operations.

We depend on third parties to transport our products.

      We rely on independent carriers and freight haulers to move our products between manufacturing plants and our customers. Any transport or delivery problems because of their errors, or because of unforeseen interruptions in their activities due to factors such as strikes, political instability, terrorism, natural disasters and accidents, could seriously harm our business, financial condition and results of operations and ultimately impact our relationship with our customers.

We may fail to integrate our business and technologies with those of companies that we have recently acquired and that we may acquire in the future.

      We completed one acquisition in fiscal 2002, six acquisitions in fiscal 2001, and four acquisitions in fiscal 2000 and may pursue additional acquisitions in the future. If we fail to integrate these businesses successfully or properly, our quarterly and annual results may be seriously harmed. Integrating these businesses, people, products and services with our existing business could be expensive, time-consuming and a strain on our resources. Specific issues that we face with regard to prior and future acquisitions include:

•	integrating acquired technology or products;

•	integrating acquired products into our manufacturing facilities;

•	assimilating the personnel of the acquired companies;

•	coordinating and integrating geographically dispersed operations;

•	our ability to retain customers of the acquired company;

•	the potential disruption of our ongoing business and distraction of management;

•	the maintenance of brand recognition of acquired businesses;

•	the failure to successfully develop acquired in-process technology, resulting in the impairment of amounts currently capitalized as intangible assets;

•	unanticipated expenses related to technology integration;

•	the development and maintenance of uniform standards, corporate cultures, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	the potential unknown liabilities associated with acquired businesses.

We may incur losses in connection with loans made under our stock purchase assistance plan.

      We have outstanding loans, consisting of principal and cumulative accrued interest, of $107.6 million as of September 28, 2003, to employees and former employees under the shareholder-approved 2001 Employee Stock Purchase Assistance Plan. We made the loans to employees for the purpose of purchasing Cypress common stock. Each loan is evidenced by a full recourse promissory note executed by the employee in favor of Cypress and is secured by a pledge of the shares of Cypress’s common stock purchased with the proceeds of the loan. The primary benefit to us from this program is increased employee retention. In accordance with the plan, the CEO and the board of directors do not participate in this program. To date, there have been immaterial write-offs. As of September 28, 2003, we had a loss reserve against these loans of $16.2 million. In determining this reserve requirement, management considered various factors, including an independent fair value analysis of these loans and the underlying collateral. At September 28, 2003, the net carrying value of the loans of $91.4 million was $2.9 million more than the underlying common stock collateral. While the loans are secured by the shares of our stock purchased with the loan proceeds, the value of this collateral would be adversely affected if our stock price declined significantly.

      Our results of operations would be adversely affected if a significant amount of these loans were not repaid. Similarly, if our stock price were to decrease, our employees bear greater repayment risk and we would have increased risk to our results of operations. However, we are willing to pursue every available avenue, including those covered under the Uniform Commercial Code, to recover these loans by pursuing employees’ personal assets should the employees not repay these loans. In October 2003, we announced a program aimed at minimizing any losses to employees as a result of our common stock price fluctuations. Under this program, a stop loss order is placed on the common stock purchased by each employee with the loan proceeds once the common stock price exceeds that employee’s break-even point. If the common stock price declines to the stop loss price, the common stock purchased by the employee under the Plan will be automatically sold and the proceeds utilized to repay the employee’s outstanding loan to us. From September 28, 2003 to the end of October 2003, we collected $7.0 million from employees who had settled their loan obligations.

     We maintain self-insurance for certain liabilities of our officers and directors.

      Our certificate of incorporation, by-laws and indemnification agreements require us to indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. We self-insure with respect to potential indemnifiable claims. If we were required to pay a significant amount on account of these liabilities for which we self-insure, our business, financial condition and results of operations could be seriously harmed.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties, including, but not limited to, statements as to future operating results and business plans, our prospects and the prospects of the semiconductor industry generally, the impact of new product development and improvements in manufacturing technologies and yields on variances, pressure on and trends for average selling prices, our intention to seek intellectual property protection for our manufacturing processes, expected capital expenditures, future acquisitions, the financing of SunPower, the repayment of loans by SunPower, the dependence of future success on our ability to develop and introduce new products, the general economy and its impact to the market segments we serve, changing environment and the cycles of the semiconductor industry, competitive pricing and the rate at which new products are introduced, successful integration and achieving the objectives of the acquired businesses, cost goals emanating from manufacturing efficiencies, expected financing and investment cash outlays, adequacy of cash and working capital, when we expect to generate positive cash flow from operations, the expected disposition of equipment and the settlement of reserves, expected proceeds if properties subject to synthetic lease were sold, our expected use of our line of credit, our intention with respect to payment of the $300.00 payable on conversion of our convertible subordinated notes with a coupon of 1.25%, risks related to investing in development stage companies, and other liquidity risks. We use words such as “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference.

      All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K filed with the SEC. See “Incorporation of Certain Documents by Reference.”

USE OF PROCEEDS

      All of the shares of our common stock being offered under this prospectus are offered by the selling stockholders, and we will not receive any of the proceeds from the sale. This registration statement is intended to satisfy certain of our obligations under the Put/ Call Option Agreement described above under “Summary — The Offering.”

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 655,000,000 shares. Those shares consist of:

•	650,000,000 shares designated as common stock, $0.01 par value; and

•	5,000,000 shares designated as preferred stock, $0.01 par value.

      The only equity securities currently outstanding are shares of common stock. As of December 11, 2003, there were approximately 120.6 million shares of common stock outstanding.

Common Stock

      Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying a dividend. Each holder of common stock is entitled to one vote per share and, with proper notification, is entitled to cumulative voting in connection with the election of directors. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

      All outstanding shares of common stock are fully paid and nonassessable.

      Our common stock is listed on the New York Stock Exchange under the symbol “CY.” The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

Preferred Stock

      As of December 11, 2003, there were no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix or designate, under our certificate of designation, the following terms of the preferred stock:

•	designations, powers, preferences, and privileges;

•	relative participating, optional or special rights; and

•	qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

      Any or all of these rights may be greater than the rights of the holders of common stock.

      The board of directors, without stockholder approval, may authorize and issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. The terms of the preferred stock that might be issued could conceivably prohibit us from:

•	consummating a merger;

•	reorganizing;

•	selling substantially all of our assets;

•	liquidating; or

•	engaging in other extraordinary corporate transactions without stockholder approval.

      Preferred stock could therefore be issued quickly with terms calculated to delay, defer or prevent a change in control of Cypress or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

Section 203 of the Delaware General Corporation Law

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

      The Section 203 restrictions do not apply if:

(1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained such status;

(2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares (a) owned by directors who are also officers of the target corporation, and (b) held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

(3) on or after the date the interested stockholder obtained such status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Cypress. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Charter and By-law Provisions

      Our charter and by-laws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

•	our charter and by-laws provide for cumulative voting with proper notification at all elections of directors;

•	our board of directors has the power to establish the rights, preferences and privileges of authorized and unissued shares of preferred stock; and

•	our charter limits the liability of our directors to Cypress or its stockholders to the fullest extent permitted by Delaware law.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

SELLING STOCKHOLDERS

      This prospectus relates to the offer and sale from time to time by the holders of up to an estimated 1,000,000 shares of our common stock. The common stock is being issued in connection with the Put/Call Option Agreement dated as of May 30, 2002 among us, SunPower Corporation and the persons named as selling stockholders in this prospectus. This prospectus has been prepared in connection with registering these shares to allow for sales of these shares to the public by the persons named herein as selling stockholders, as required by the terms of the Put/Call Option Agreement.

      The following table provides the names of and the number of shares of the our common stock beneficially owned by each selling stockholder, and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his/her respective shares listed below.

      Selling stockholders may, however, offer and sell none, some or all of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling stockholders may also sell the shares listed below as being held by the selling stockholders.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any common stock in this table does not constitute an admission of beneficial ownership by the person named below.

	Common Stock Beneficially			Common Stock Beneficially
	Owned Prior to the Offering(1)		Number of	Owned After the Offering(1)
Shares of
		Percentage of	Common Stock		Percentage of
	Number of	Common Stock	That May	Number of	Common Stock
Name	Shares	Outstanding	Be Sold	Shares	Outstanding

Any other holder of common stock or future transferee, pledgee, donee or successor of any holder(2)

*	Less than 1%.

(1)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 120,592,304 shares of common stock outstanding as of December 11, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock covered by this prospectus.

(2)	Information about the selling stockholders may change from over time. Any changed information will be set forth in prospectus supplements, if required.

      We prepared this table based on the information supplied to us by the selling stockholders named in the table.

      The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date on which the information in the above table is presented.

      Because the selling stockholders may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by the selling stockholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

      The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were to be deemed underwriters, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. Selling stockholders may sell none, some or all of the common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus.

      Our common stock trades on the New York Stock Exchange under the symbol “CY.”

      There can be no assurance that any selling stockholder will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

      We will pay substantially all of the expenses incidental to the registration of the common stock for sale to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 29, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-0330. Such material may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by us with the SEC, are incorporated by reference into and made part of, this prospectus:

•	the description of our common stock contained in our registration statement on Form 8-A dated August 30, 1988 filed pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating any such description;

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2002, including the information incorporated by reference from our definitive proxy statement relating to our 2003 annual meeting of stockholders;

•	our Quarterly Reports on Form 10-Q and Form 10-Q/ A for the fiscal quarter ended March 30, 2003;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended June 29, 2003;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended September 28, 2003; and

•	our Current Report on Form 8-K filed on May 29, 2003.

      You may request a copy of these filings and all other information subsequently incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following:

Cypress Semiconductor Corporation
3901 North First Street
San Jose, California 95134
(408) 943-2600
Attn: Chief Financial Officer

      We are also incorporating by reference all documents filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to termination of the offering made hereby. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

      Our common stock is quoted on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the registration fee):

Registration fee	$1,592
Accounting fees and expenses	8,000
Legal fees and expenses of the registrant	15,000
Miscellaneous	10,000

Total	$34,592

Item 15.	Indemnification of Directors and Officers

      Article 10 of the Registrant’s Second Restated Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and that the Registrant is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Registrant in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to statutory and non-statutory limits created by applicable Delaware law with respect to actions for breach of duty to a corporation, its stockholders and others. The Delaware General Corporation Law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      Article VI of the Registrant’s By-laws provides that the Registrant (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was an employee or agent of the Registrant, or is or was serving at the request of the Registrant as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The By-laws provide that the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      Article VI of the Registrant’s By-laws also provides that the Registrant (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was an employee or agent of the Registrant, or is or was serving at the request of the Registrant as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

      The Registrant’s By-laws also provide that, to the extent that a director or officer of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith and to the extent that an employee or agent of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he may be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

      The Registrant’s By-laws also permit the Registrant to secure insurance on behalf of any officer, director, employee or agent of the Registrant for any liability arising out of his or her actions in such capacity, regardless of whether the By-laws would permit indemnification. The Registrant currently maintains liability insurance for its officers and directors.

Item 16.	Exhibits

      The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title

3.1	Second Restated Certificate of Incorporation.(1)
3.2	By-laws, as amended.(2)
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.(F)
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney of certain directors and officers of Cypress Semiconductor Corporation (see page II-4 of this Form S-3).(F)

(1)	Previously filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 31, 2000.

(2)	Previously filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 29, 2002.

(F)	Filed herewith.

*	To be filed by amendment.

Item 17.	Undertakings

      1. The undersigned registrant hereby undertakes:

(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(B) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      2. The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on December 19, 2003.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ T.J. RODGERS

T.J. Rodgers
President and Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints T.J. Rodgers and Emmanuel T. Hernandez, and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ T.J. RODGERS T.J. Rodgers	President, Chief Executive Officer and Director (Principal Executive Officer)	December 19, 2003

/s/ EMMANUEL T. HERNANDEZ Emmanuel T. Hernandez	Chief Financial Officer, Executive Vice President, Finance and Administration (Principal Financial and Accounting Officer)	December 19, 2003

/s/ W. STEVE ALBRECHT W. Steve Albrecht	Director	December 19, 2003

/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director	December 19, 2003

/s/ FRED B. BIALEK Fred B. Bialek	Director	December 19, 2003

/s/ JOHN C. LEWIS John C. Lewis	Director	December 19, 2003

Name	Title	Date

/s/ JAMES R. LONG James R. Long	Director	December 19, 2003

/s/ ALAN F. SHUGART Alan F. Shugart	Director	December 17, 2003

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

3.1	Second Restated Certificate of Incorporation.(1)
3.2	By-laws, as amended.(2)
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.(F)
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney of certain directors and officers of Cypress Semiconductor Corporation (see page II-4 of this Form S-3).(F)

(1)	Previously filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 31, 2000.

(2)	Previously filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 29, 2002.

(F)	Filed herewith.

*	To be filed by amendment.